EXHIBIT 12.1
Visteon Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Three Months
	Ended	For the Years Ended December 31,
	March 31, 2008	2007	2006	2005	2004
Earnings
Income/(loss) before income taxes, minority interest, discontinued operations and change in accounting and extraordinary item	$(42)	$(285)	$(89)	$(165)	$(540)
Earnings of non-consolidated affiliates	(15)	(47)	(33)	(25)	(45)
Cash dividends received from non-consolidated affiliates	—	71	24	48	42
Fixed charges	62	249	212	185	140
Amortization of capitalized interest, net of interest capitalized	2	6	6	4	1

Earnings	$7	$(6)	$120	$47	$(402)

Fixed Charges
Interest and related charges on debt	$57	$226	$190	$158	$109
Portion of rental expense representative of the interest factor	7	27	23	27	31

Fixed charges	$64	$253	$213	$185	$140

Ratios
Ratio of earnings to fixed charges *	N/A	N/A	N/A	N/A	N/A

*	For the three months ended March 31, 2008 and year ended December 31, 2007, 2006, 2005 and 2004 fixed charges exceed earnings by $57 million, $259 million, $93 million, $138 million and $542 million, respectively, resulting in a ratio of less than one.